Agreement


This Agreement is entered into as of December 30, 1998, by and between Mark A. Osman, Esq. and Imaging Technologies Corporation ("ITEC").

ITEC is indebted to Mark A. Osman, Esq. in the amount of $40,000 for accrued legal fees at December 30, 1998.

In accordance with this Agreement, Mark A. Osman, Esq. agrees to convert the full amount of Forty Thousand Dollars ($40,000) into Eighty Thousand (80,000) shares of ITEC Common Stock. These shares shall be made part of the next registration statement to be filed by ITEC, which the Company expects to file by March 31, 1999.



Mark A. Osman, Esq.

/s/ Mark A. Osman
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Mark A. Osman, Esq.


Imaging Technologies Corporation:

/s/ Brian Bonar
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Brian Bonar
Chief Executive Officer